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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO
          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934.

                                  VSOURCE, INC.
                       (Name of Subject Company (Issuer))

                             VSOURCE, INC. (OFFEROR)
                (Names of Filing Persons (identifying status as
                       offeror, issuer or other person))

                     Series 1-A Convertible Preferred Stock
                     Series 2-A Convertible Preferred Stock
                     Series 4-A Convertible Preferred Stock
                         (Title of Class of Securities)

                                   92908B 30 3
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                PHILLIP E. KELLY
                             CHIEF EXECUTIVE OFFICER
                                  VSOURCE, INC.
                         7855 IVANHOE AVENUE, SUITE 200
                            LAJOLLA, CALIFORNIA 92037
                                 (858) 551-2920
      (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                 WITH A COPY TO:
                            BROOKS B. GRUEMMER, ESQ.
                           MCDERMOTT WILL & EMERY LLP
                             227 WEST MONROE STREET
                             CHICAGO, ILLINOIS 60606
                                 (312) 372-2000

                            CALCULATION OF FILING FEE
     Transaction Valuation*                           Amount Of Filing Fee*
             N/A                                                N/A

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* Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

/ / CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:             Not applicable.
Form or Registration No.:           Not applicable.
Filing Party:                       Not applicable.
Date Filed:                         Not applicable.

/X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

/  / third-party tender offer subject to Rule 14d-1.
/X/  issuer tender offer subject to Rule 13e-4.
/  / going-private transaction subject to Rule 13e-3.
/  / amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: / /


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                                  INTRODUCTION

         This Tender Offer Statement on Schedule TO relates to the preliminary communications and the pre-commencement communications of an offer by Vsource, Inc., a Delaware corporation ("Vsource"), to exchange all outstanding shares of its series 1-A, 2-A and 4-A preferred stock for shares of a new wholly-owned special purpose vehicle holding Vsource's 61.2% interest in its operating subsidiary Vsource Asia Berhad, as set forth in the press release attached as Exhibit (a)(5). This Schedule TO is intended to satisfy the reporting requirements of Rule 13E-4(c)(1) of the Securities Exchange Act of 1934, as amended.

         Vsource has not commenced the exchange offer that is referred to in this communication. Upon commencement of such exchange offer, Vsource will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including the Exchange Offer and Consent Solicitation and other related documents. Stockholders are strongly encouraged to read the Schedule TO and related exhibits, when these become available as they will contain important information about the exchange offer. The Schedule TO and related exhibits will be available without charge at the Security and Exchange Commission's website at www.sec.gov.



ITEM 12:  EXHIBITS

 (a)(5) Press Release, dated September 1, 2004



Pursuant to General Instruction D to Schedule TO, no signature is required for the filing of pre-commencement communications.

                                                                  Exhibit (a)(5)


             VSOURCE(R) ANNOUNCES EXCHANGE OFFER FOR PREFERRED STOCK

LA JOLLA, CALIF. - SEPTEMBER 1, 2004 - Vsource, Inc. (OTCBB: VSCE), today announced that it intends to initiate an exchange offer under which holders of its Series 1-A, 2-A and 4-A preferred stock could exchange their preferred stock for the shares of a new wholly-owned special purpose vehicle (SPV) holding Vsource's 61.2% interest in its operating subsidiary, Vsource Asia Berhad. Vsource also announced that it had been informed by Symphony House Berhad, a Malaysian company that holds 30.3% of Vsource Asia, that Symphony House would simultaneously be making a cash offer of $15.8 million for all of the shares of the SPV, which will be subject to several conditions.

Holders of over 90% of Vsource's outstanding Series 4-A Preferred Stock, and 10.5% of the outstanding Series 1-A Preferred Stock, have already agreed to participate in the exchange offer, subject to completion of all of the related transactions. In addition, holders of over 79% of the Series 4-A Preferred Stock and 10.5% of the outstanding Series 1-A Preferred Stock have already agreed to sell their shares of the SPV received in the exchange offer to Symphony.

"Our board of directors believes this will simplify our cumbersome and complex capital structure by eliminating some or all of the preferred stock that currently ranks senior to our common stock," said Phil Kelly, Chairman and Chief Executive Officer of Vsource. "We also believe it will eliminate some restrictive provisions in our stockholders agreements with holders of preferred stock which impair Vsource's ability to raise new capital."

Dennis Smith, Vsource's Vice-Chairman and Chief Financial Officer, added "Vsource's preferred stock currently has a senior liquidation preference of $39.2 million, meaning that if Vsource were acquired or liquidated, the preferred shareholders would be entitled to receive $39.2 million of the proceeds before the common stockholders would receive anything. Also, holders of our Series 4-A preferred stock have the right to put their preferred stock back to Vsource after March 31, 2006 for an aggregate purchase price of $52.1 million if certain conditions are not met before then. If this were to happen, Vsource could potentially be forced into liquidation at that time, which has created future financial uncertainty that has deterred some prospective financing sources and clients. Our board of directors has determined that the exchange offer would greatly reduce, or even eliminate, both of these issues."

Under the terms of the announced transaction, Vsource will transfer its entire interest in Vsource Asia to the SPV. It will then initiate an exchange offer with the holders of its preferred stock at the following exchange ratios:

     o each share of Series 1-A Preferred Stock can be exchanged for 6.639 shares of the SPV;

     o each share of Series 2-A Preferred Stock can be exchanged for 17.818 shares of the SPV; and

     o each share of Series 4-A Preferred Stock can be exchanged for 5,059.217 shares of the SPV.

These ratios were set so that if all of Vsource's preferred stock is exchanged in the exchange offer, substantially all of the shares of the SPV, and therefore all of Vsource's interest in Vsource Asia, will be issued to the holders of preferred stock. Holders of record of Vsource's preferred stock as of August 10, 2004, will be eligible to participate in the exchange offer.

Symphony has informed Vsource that it will be simultaneously making a cash offer to purchase all of the shares of the SPV for approximately $15.8 million, or $0.158 per SPV share. Symphony has also informed Vsource that any holders of SPV shares who tender their shares of the SPV to Symphony for cash will be provided with the opportunity to purchase, on a pro rata basis, up to an aggregate of 16.5% of Vsource Asia. Vsource understands that the terms of Symphony's offer will be sent directly to Vsource's preferred stockholders.

Symphony has also informed Vsource that prior to announcing its cash offer, it had entered into an agreement with several holders of Vsource's preferred stock to purchase the Vsource common stock and certain warrants to purchase Vsource common stock held by such holders. Symphony is purchasing these additional securities to assist these preferred stockholders in qualifying to treat the exchange offer as a sale for U.S. income tax purposes and to encourage these preferred stockholders to participate in the transaction. Certain of these holders are officers and directors or major shareholders of Vsource. The purchase price will be $0.50 per share for common stock and $0.25 per warrant held by such shareholders. If this purchase of the common stock and warrants is completed, Symphony will hold approximately 32.0% of Vsource's outstanding common stock at completion (assuming that all of the preferred stock is exchanged for SPV shares) and 50.3% on a fully diluted basis (assuming that the warrants purchased will be exercised according to their terms on or after April 1, 2005 and assuming that no additional shares of Vsource are issued prior to such exercise).

Vsource intends to complete the exchange offer on October 31, 2004 or soon thereafter, but in no event later than November 30, 2004. The exchange offer and related transactions were approved by written consent of shareholders holding a majority of the outstanding voting stock of Vsource, and an information statement explaining the matters voted upon will be mailed to all shareholders of Vsource. Completion of the transactions is subject to certain conditions, including the following:

     o The offer from Symphony to purchase the shares of the SPV must not have been revoked or withdrawn for any reason;

     o The holders of at least 51% of the outstanding shares of each class of preferred stock must elect to participate in the exchange offer and waive certain rights in connection with the exchange offer;

     o The holders of at least 75% of the shares of the SPV must agree to tender their shares to Symphony;

     o Vsource must obtain certain Malaysian regulatory approvals and waivers; and

     o Symphony must obtain certain Malaysian regulatory approvals and waivers and shareholder approval.

All shares of Series 4-A Preferred Stock that are not exchanged for SPV shares will automatically be converted into common stock upon the completion of the transaction.

In fiscal 2004, Vsource Asia generated approximately 99% of Vsource's combined revenues. After the exchange offer is completed, Vsource will not retain any ownership in Vsource Asia and Vsource's primary asset will be the cash which it will retain. Vsource will have only a limited staff and limited operations The amount of cash which Vsource will retain will depend on how many shares of the SPV are sold by preferred shareholders to Symphony and how many are sold by Vsource to Symphony. If all shares of preferred stock are exchanged for SPV shares, then Vsource will not receive any proceeds from the Symphony purchase offer and anticipates that it will have approximately $3.0 million of cash and cash equivalents on hand. Following completion of the exchange offer, Vsource will primarily be focused on managing its remaining liabilities, continuing to provide certain consulting services to third parties and support services to Vsource Asia, and determining how to utilize its remaining resources. Senior management and the Board of Directors of Vsource have decided to defer any decisions regarding its future activities and the use of its cash resources until after the exchange offer has been completed.

The exchange offer is being completed pursuant to an exception from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"). In order to participate in the exchange offer a holder of preferred stock must be either an "accredited investor" or a "non-U.S. Person". Furthermore, the shares of SPV to be issued in the exchange offer will not be registered under the Securities Act, or any state securities laws, and may not be offered or sold in the United States absent registration under, or an applicable exemption from, the registration requirements of the Securities Act, and applicable state securities laws.

This press release is for informational purposes only and is not an offer to sell or a solicitation of an offer to buy, nor shall it constitute an offer, solicitation or sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful, nor is it a solicitation of any proxy or consent for any purpose. The solicitation of offers to exchange preferred stock will only be made pursuant to the exchange offer and consent solicitation circular (including the related letter of transmittal and other offer documents), which will be delivered to all of the holders of preferred stock, at no expense to them. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.

VSOURCE WILL FILE THE EXCHANGE OFFER CIRCULAR AND AN INFORMATION STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION. VSOURCE ANTICIPATES THAT THE INFORMATION STATEMENT WILL BE FILED LATER TODAY. WHEN FILED, THE EXCHANGE OFFER AND THE INFORMATION STATEMENT WILL BE AVAILABLE FOR NO CHARGE AT THE SECURITIES EXCHANGE COMMISSION'S WEBSITE AT WWW.SEC.GOV. THE EXCHANGE OFFER CIRCULAR (INCLUDING THE INFORMATION STATEMENT, THE LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE EXCHANGE OFFER.


ABOUT VSOURCE


Vsource, Inc., headquartered in La Jolla, Calif., provides customized global business process outsourcing (BPO) services to clients worldwide. Under Vsource Client Outsourcing Solutions (COS), Vsource delivers superior BPO solutions to Fortune 500 and Global 500 organizations. Vsource COS include: Human Resource Solutions, Warranty Solutions, Sales Solutions, and Vsource Foundation SolutionsTM, which include Customer Relationship Management (CRM), Financial Services, Travel and Expense Claims, and Supply Chain Management (SCM). Vsource solutions are currently utilized by some of the world's most admired companies, including: ABN-AMRO, Agilent Technologies, EMC2, FedEx, Network Appliance, Haworth, and Gateway. For more information, log on to: www.vsource.com.
                                                       ---------------

FORWARD LOOKING STATEMENTS: Some of the statements in this release and other oral and written statements made by us from time to time to the public constitute forward-looking statements. These forward-looking statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These forward-looking statements include, without limitation, statements with respect to anticipated future operating and financial performance, introduction of services and growth opportunities expected or anticipated to be realized by management. Vsource disclaims any obligation to update or revise any forward-looking statements based on the occurrence of future events, the receipt of new information, or otherwise. Factors that could cause or contribute to such differences include, but are not limited to, heavy reliance on a small number of major clients, a potential requirement to redeem our Series 4-A convertible preferred stock if we fail to meet certain conditions by March 31, 2006, the new and unproven market for business process outsourcing services internationally, long cycles for sales of our solutions, complexities involved in implementing and integrating our services, fluctuations in revenues and operating results, economic and infrastructure disruptions, dependence on a small number of vendors and service providers, management of acquisitions, litigation and competition. Other factors that may affect these statements are identified in our previous filings with the Securities and Exchange Commission.




Vsource is a registered trademark of Vsource, Inc. Vsource Foundation Solutions is a trademark of Vsource, Inc. Fortune, Fortune 500 and Global 500 are registered trademarks of Time Inc. Vsource disclaims any proprietary interest in the marks and names of others.


Vsource Media Relations Contact:
Jim Higham
Tel: 858.551.2920
Fax: 858.456.4878
Jim_Higham@vsource.com